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                               April 13, 2022

       Joseph C. Papa
       Chief Executive Officer
       Bausch + Lomb Corporation
       520 Applewood Crescent
       Vaughan, Ontario, Canada L4K 4B4

                                                        Re: Bausch + Lomb
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 31,
2022
                                                            File No. 333-262148

       Dear Mr. Papa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 31,
2022

       The Separation and the Distribution
       The Separation, page 85

   1. Please file your agreement with BHC and Solta Medical Corporation as an exhibit to your registration statement,
or advise.
       Note 18. Legal Proceedings
       U.S. Securities Litigation - New Jersey Declaratory Judgment Lawsuit, page F-47

   2. Please revise to add a separately captioned risk factor related to your disclosure that your parent, Bausch Health
Companies Inc. ("BHC"), and Bausch + Lomb were named in a
                                                        declaratory judgment
action, brought by investors in BHC's common shares and debt securities who are also
maintaining individual securities fraud claims against BHC,
 Joseph C. Papa
Bausch + Lomb Corporation
April 13, 2022
Page 2
      seeking a declaratory judgment that the transfer of BHC assets to Bausch + Lomb would constitute a voidable transfer and that Bausch + Lomb would become liable for damages awarded against BHC in the individual opt-out actions.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph C. Papa
                                                         Division of
Corporation Finance
Comapany NameBausch + Lomb Corporation
                                                         Office of Life
Sciences
April 13, 2022 Page 2
cc:       Michael Kaplan, Esq.
FirstName LastName